Exhibit 99.1

BTQ Technologies Appoints Dr. Michael Grace to Advance QCIM Product Security and Commercialization

Former Samsung Knox security leader brings deep experience in product security, trusted computing and secure device architecture as BTQ advances QCIM toward broader system integration and commercial evaluation

VANCOUVER, BC, Aug. 18, 2026 /CNW/ -- BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global technology company building the trust infrastructure for the quantum era, is pleased to announce that Dr. Michael Grace is joining the Company's U.S. team to support the continued development, product security and commercialization of BTQ's Quantum Compute-in-Memory ("QCIM") architecture for post-quantum cryptography.

Dr. Grace brings extensive experience across product security, trusted computing, mobile and embedded security, and the development of security architectures for devices operating in enterprise and regulated environments. His appointment adds additional product security expertise as BTQ advances QCIM from architectural development toward broader system integration and commercial evaluation.

Grace previously led Samsung Mobile's Knox Security Team, which was responsible for the security of the company's enterprise-oriented products and services. During his time at Samsung, Grace and his team helped define the security architecture for several major security-sensitive products, including Samsung Knox, Samsung Pay and Samsung Pass. His work also included collaboration with technology companies, original equipment manufacturers and regulatory agencies to identify and address systemic mobile security challenges.

Following Samsung, Grace served as Director of Product Security at Mojo Vision, where he led product security efforts for the company's advanced smart contact lens platform. His broader academic and industry work has focused on trusted computing, security testing frameworks and security architectures for small, highly connected devices.

"Michael brings a perspective that becomes increasingly important as QCIM moves from core architecture into broader system integration and commercial evaluation," said Olivier Roussy Newton, CEO and Chairman of BTQ Technologies. "He has spent his career addressing the practical challenges of building security into complex products and deploying those technologies in environments where security, performance and reliability cannot be treated independently. That experience will be highly valuable as we continue working with our semiconductor partners and begin evaluating how QCIM can be integrated into real-world devices and infrastructure."

Grace joins BTQ as the Company continues to advance its global QCIM chip roadmap alongside ICTK Co., Ltd. ("ICTK") (KOSDAQ: 456010) and Taiwan's Industrial Technology Research Institute ("ITRI").

BTQ recently completed the first technical milestone of its multi-year collaboration with ITRI, validating the QCIM core within a TSMC 28-nanometre design environment and demonstrating acceleration of cryptographic operations associated with FIPS 203, FIPS 204 and FIPS 205, the post-quantum cryptography standards established by the U.S. National Institute of Standards and Technology. The results confirmed the functional correctness and feasibility of the QCIM architecture and demonstrated performance advantages and crypto-agility across multiple post-quantum algorithms.

The program has now advanced into its next phase of module-level integration, verification and validation, intended to further evaluate how the QCIM core can be incorporated into broader system architectures while preserving functional correctness, interoperability and performance.

"Security architecture has to work as part of the complete system, not just in isolation," said Dr. Michael Grace. "My career has focused on that intersection in taking security technologies and making them practical across devices, platforms and real-world deployment environments. QCIM is addressing an important challenge as cryptographic requirements evolve, and I am excited to work with the BTQ team as the architecture progresses through integration, validation and ultimately toward commercial deployment."

QCIM is BTQ's soft IP cryptographic accelerator architecture designed to support both classical and post-quantum cryptographic functions in a compact, low-power block. By executing cryptographic operations inside the memory subsystem, QCIM is designed to reduce latency, power consumption and data movement while supporting crypto-agile security across a range of chip architectures and connected devices.

The next-generation QCIM quantum-security chip is being developed for use across IoT, AI devices, industrial systems, secure elements, edge devices and other connected infrastructure where device authentication, security performance and long-term cryptographic resilience are becoming increasingly important.

Grace earned his Ph.D. in Computer Science from North Carolina State University. His research, patents and industry work have addressed trusted computing, security testing frameworks, mobile security and the security challenges created by increasingly connected and context-rich devices.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairma

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.tech, Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.tech

CO: BTQ Technologies Corp.

CNW 07:30e 18-AUG-26